Mail Stop 3561

March 4, 2009

Stephen Russell
Chief Executive Officer
Celadon Group, Inc.
9503 East 33rd Street
Indianapolis, IN 46235

Re: Celadon Group, Inc.
         Form 10-K for the Fiscal Year ended June 30, 2008
         Filed August 28, 2008
         Schedule 14A filed October 3, 2008
         File No. 000-23192

Dear Mr. Russell:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Regards,

                                        Max A. Webb
                                        Assistant Director